UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Linx” or “Company”), leading provider of retail management software in Brazil, informs that received a declaration from STNE Participações S.A., company enrolled with CNPJ/ME under No. 35.767.420/0001-82, with head office in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1609, 5th floor, Vila Olímpia, CEP 04547-006 (“STNE”), stating that it reached the participation corresponding to 15.26% of the total common shares issued by the Company, which currently 28,910,500 (twenty-eight million, nine hundred and ten thousand and five hundred) shares of this class.

The shareholder informed that the acquisition was made in the context of the merger of the Company's shares by STNE (“Transaction”), approved at the Company´s Extraordinary Shareholders Meeting of held on November 17, 2020, subject to the verification of suspensive conditions, including the approval of the Transaction by the Administrative Council for Economic Defense – CADE.

Finally, STNE clarifies that the exercise of political rights, as well as any other prerogative arising from the acquisition of shares that resulted in the joint participation of STNE and Stone Pagamentos exceeding 5% (five percent) of the total and voting capital of the Company, will depend on prior approval by CADE.

The full communication letter follows below.

São Paulo, January 26, 2021.

Ramatis Rodrigues

Investor Relations Officer

São Paulo, 25 de janeiro de 2021

À

Linx S.A.
Avenida Doutora Ruth Cardoso, nº 7221, Cj. 701, Bl. A, sala 1, Edifício Birmann 21
CEP 05425-902 - São Paulo/SP
At: Diretoria de Relação com Investidores
Sr. Antonio Ramatis Fernandes Rodrigues

Via e-mail: ri@linx.com.br

Prezado Senhor,

A **STNE Participações S.A.**, inscrita no CNPJ/ME sob nº 35.767.420/0001-82 ("STNE Participações") vêm, pela presente, em cumprimento ao disposto no art. 12 da Instrução CVM nº 358 de 03 de janeiro de 2002, informar que, em 22 de janeiro de 2021, a STNE Participações comprou em bolsa de valores ações de emissão da Linx S.A. ("Companhia" ou "Linx") que, somadas às ações de emissão da Linx adquiridas previamente pela STNE Participações, totalizam 28.910.500 ações de emissão da Companhia, que representam 15,26% de seu capital social total e votante.

A STNE Participações informa que a compra de ações acima referida dá-se no contexto da incorporação de ações da Companhia pela STNE Participações ("Operação"), conforme aprovada em Assembleia Geral Extraordinária da Companhia realizada em 17 de novembro de 2020, condicionada à verificação de condições suspensivas, dentre elas a aprovação da Operação pelo Conselho Administrativo de Defesa Econômica – CADE.

Por fim, a STNE Participações esclarece que o exercício de direitos políticos, bem como de qualquer outra prerrogativa decorrente da aquisição de ações que resultou na participação societária de STNE Participações superior a 5% (cinco por cento) do capital social total e votante da Companhia, dependerá de prévia aprovação do CADE.

Atenciosamente,

STNE PARTICIPAÇÕES S.A.

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Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer